Exhibit 99.1

PRECISION DRILLING CORPORATION

Third Quarter Report for the three and nine months ended September 30, 2020 and 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis for the three and nine months ended September 30, 2020 of Precision Drilling Corporation (“Precision” or the “Corporation”) prepared as of October 21, 2020 focuses on the unaudited Condensed Interim Consolidated Financial Statements and related notes and pertains to known risks and uncertainties relating to the oilfield services sector. This discussion should not be considered all-inclusive as it does not include all changes regarding general economic, political, governmental and environmental events. This discussion should be read in conjunction with the Corporation’s 2019 Annual Report, Annual Information Form, unaudited September 30, 2020 Condensed Interim Consolidated Financial Statements and related notes.

This report contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this report. This report contains references to Adjusted EBITDA, Covenant EBITDA, Operating Earnings (Loss), Funds Provided by (Used in) Operations and Working Capital. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures used by other companies, see “Non-GAAP Measures” later in this report.

Precision Drilling announces 2020 third quarter financial results:

•	Revenue of $165 million was a decrease of 56% compared with the third quarter of 2019.
•	Net loss of $28 million or negative $0.10 per diluted share compared with a net loss of $4 million or negative $0.01 per diluted share in 2019.
•	Earnings before income taxes, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, impairment reversal, gain on asset disposals and depreciation and amortization (“Adjusted EBITDA”, see “NON-GAAP MEASURES”) of $48 million as compared with $98 million in the third quarter of 2019.
•	Generated cash and funds provided by operations (see “NON-GAAP MEASURES”) of $42 million and $27 million, respectively.
•	Third quarter ending cash balance was $178 million, an increase of $3 million from June 30, 2020.
•	Third quarter capital expenditures were $3 million.
•	Reduced our unsecured senior notes balance by $159 million, recognizing a gain on repurchase of $28 million, and drew $123 million under our Senior Credit Facility. Our debt reduction included the full retirement of our 6.50% unsecured senior notes due 2021.
•	Subsequent to September 30, 2020, we repurchased and cancelled US$14 million of our 7.75% unsecured senior notes due 2023, recognizing a gain on repurchase of $5 million.
•	Recognized restructuring charges of $2 million and the Canadian government’s Canada Emergency Wage Subsidy (“CEWS”) program assistance of $8 million.

1

IMPACT OF COVID-19

In March 2020, the Novel Coronavirus (“COVID-19”) outbreak was declared a pandemic by the World Health Organization. Governments worldwide, including those countries in which Precision operates, have enacted emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused a material disruption to businesses globally resulting in an economic slowdown and decreased demand for oil. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions; however, the long-term success of these interventions is not yet determinable.

As a result of the decrease in demand, worldwide inventories of oil have increased significantly. However, voluntary production restraint from national oil companies and governments of oil-producing nations along with curtailments in the U.S. and Canada have shifted global oil markets from a position of over supply to inventory draws. The situation remains dynamic and the ultimate duration and magnitude of the impact on the economy and the financial effect on Precision remains unknown at this time.

Financial impacts

The current challenging economic climate has or may have significant adverse impacts on Precision including, but not exclusively:

•	material declines in revenue and cash flows, as our customers are concentrated in the oil and natural gas industry;
•	future impairment charges to our property, plant and equipment and intangible assets;
•	risk of non-payment of accounts receivable and customer defaults; and
•	additional restructuring charges as we align our structure and personnel to the dynamic environment.

Our estimates and judgements made in the preparation of our financial statements are increasingly difficult and subject to a higher degree of measurement uncertainty during this volatile period.

Precision took the following measures to align our cost structure and maximize cash preservation during the current market conditions, including:

•	Compensation reductions for the Board of Directors and management;
•	Staff headcount reductions;
•	Elimination of all non-essential travel, entertaining and other discretionary spending;
•	Reductions to our 2020 capital expenditure plan;
•	Materially reducing spending on our active Normal Course Issuer Bid (“NCIB”); and
•	Discontinued our U.S. directional drilling operations.

We review the carrying value of our long-lived assets for indications of impairment at the end of each reporting period. At March 31, 2020, we tested all cash-generating units (“CGU”) for impairment and no impairment charges were identified. At September 30, 2020, we reviewed each CGU and did not identify indications of impairment. Accordingly, we did not test our CGUs for impairment.

Operational impacts

During this pandemic crisis, in regions where the local authorities have ordered non-essential business closures and implemented “stay at home” orders, the oil and natural gas extractive services industry has been classified as an “essential service”. As a result, Precision’s operations remain open. This includes all of Precision’s field operations, technical support centres and administration groups. The vertical integration of our operations has resulted in minimal supply chain constraints and disruptions during the pandemic.

To manage the additional safety risks presented by COVID-19, Precision implemented a comprehensive infectious disease plan to keep our field crews, support staff and customers safe and well-informed. Precision has implemented additional safety, sanitization and physical distancing procedures, including remote work sites where possible and ceased all non-essential business travel. Precision’s procedures are in accordance with recommendations from the World Health Organization, Center for Disease Control and various federal, state and provincial government health authorities.

2

Liquidity

Despite the enormous challenges posed by COVID-19, we maintained our strong liquidity position during the third quarter. We exited the quarter with a cash balance of $178 million and $547 million of available borrowing capacity under our secured credit facilities, providing us with $725 million of total liquidity as compared with $857 million at June 30, 2020 which was comprised of cash of $175 million and available borrowing capacity of $682 million. The reduction in our total liquidity from the second quarter was primarily the result of drawing on our secured credit facilities to retire $159 million of unsecured senior notes and the effects of a strengthening Canadian dollar. Maintaining our strong liquidity position helps ensure we can persevere through a prolonged market downturn and promptly react and capture a market recovery.

At September 30, 2020, our available borrowing capacity of $547 million was comprised of our Senior Credit Facility of US$500 million less drawn amounts of US$97 million and US$32 million of outstanding letters of credit, our undrawn Canadian operating facility of $40 million less $8 million of outstanding letters of credit and our undrawn U.S. operating facility of US$15 million.

We expect that cash provided by operations, cash on hand and our sources of financing, including our Senior Credit Facility, will be sufficient to meet our debt obligations and fund committed and future capital expenditures.

We began the quarter with $1,462 million of outstanding unsecured senior notes. During the quarter, we redeemed and repurchased and cancelled $159 million of unsecured senior notes using cash on hand and amounts drawn on our Senior Credit Facility recognizing a gain of $28 million. The strengthening of the Canadian dollar during the third quarter resulted in $30 million of lower stated debt such that at September 30, 2020 we had $1,245 million of outstanding unsecured senior notes.

The current blended cash cost of our debt is approximately 6.5%.

Amendments to Senior Credit Facility

On April 9, 2020 we agreed with the lenders of our Senior Credit Facility to amend our interest expense coverage ratio financial covenant in future periods. The amending agreement also restricts Precision’s distributions in the form of dividends, distributions and share repurchases. Despite obtaining financial covenant relief on our Senior Credit Facility through March 31, 2022, if the global economic slowdown continues for a prolonged period, there may be an increased risk to Precision’s ability to comply with these financial covenants.

Additional discussion of amendments to our Senior Credit Facility can be found in the “LIQUIDITY AND CAPITAL RESOURCES” section later in this report.

3

SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights

	For the three months ended September 30,			For the nine months ended September 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2020	2019	% Change	2020	2019	% Change
Revenue	164,822	375,552	(56.1)	734,065	1,169,019	(37.2)
Adjusted EBITDA(1)	47,771	97,895	(51.2)	208,140	286,899	(27.5)
Operating earnings (loss)(1)	(26,785)	19,235	(239.3)	(23,375)	86,878	(126.9)
Net earnings (loss)	(28,476)	(3,534)	705.8	(82,620)	7,679	(1,175.9)
Cash provided by operations	41,950	66,556	(37.0)	221,381	213,178	3.8
Funds provided by operations(1)	27,489	79,930	(65.6)	135,445	216,873	(37.5)
Capital spending:
Expansion and upgrade	-	13,083	(100.0)	13,764	112,795	(87.8)
Maintenance and infrastructure	3,211	10,831	(70.4)	24,859	25,550	(2.7)
Intangibles	-	12	(100.0)	57	476	(88.0)
Proceeds on sale	(5,705)	(3,385)	68.5	(16,416)	(85,837)	(80.9)
Net capital spending	(2,494)	20,541	(112.1)	22,264	52,984	(58.0)
Net earnings (loss) per share:
Basic	(0.10)	(0.01)	938.4	(0.30)	0.03	(1,100.0)
Diluted	(0.10)	(0.01)	938.4	(0.30)	0.03	(1,100.0)
(1)	See “NON-GAAP MEASURES”.

Operating Highlights

	For the three months ended September 30,			For the nine months ended September 30,
	2020	2019	% Change	2020	2019	% Change
Contract drilling rig fleet	227	233	(2.6)	227	233	(2.6)
Drilling rig utilization days:
U.S.	1,957	6,613	(70.4)	9,684	20,730	(53.3)
Canada	1,613	3,822	(57.8)	8,216	10,579	(22.3)
International	559	827	(32.4)	1,974	2,275	(13.2)
Revenue per utilization day:
U.S.(1) (US$)	28,334	23,092	22.7	26,335	23,242	13.3
Canada (Cdn$)	21,430	19,311	11.0	21,593	21,342	1.2
International (US$)	54,887	51,233	7.1	54,631	50,923	7.3
Operating cost per utilization day:
U.S. (US$)	16,037	14,487	10.7	14,727	14,552	1.2
Canada (Cdn$)	12,924	14,639	(11.7)	13,940	15,406	(9.5)
Service rig fleet	123	123	-	123	123	-
Service rig operating hours	15,599	34,851	(55.2)	54,666	107,289	(49.0)
(1)	Includes revenue from idle but contracted rig days and contract cancellation fees.

Financial Position

(Stated in thousands of Canadian dollars, except ratios)	September 30, 2020	December 31, 2019
Working capital(1)	220,173	201,696
Cash	177,785	74,701
Long-term debt	1,359,800	1,427,181
Total long-term financial liabilities	1,426,762	1,500,950
Total assets	3,073,324	3,269,840
Long-term debt to long-term debt plus equity ratio	0.48	0.48
(1)	See “NON-GAAP MEASURES”.

4

Summary for the three months ended September 30, 2020:

•	Revenue this quarter was $165 million, 56% lower than the third quarter of 2019. Our decreased revenue resulted from lower activity across all operating segments as customers reduced drilling programs in response to the global economic slowdown. Compared with the third quarter of 2019, our activity, as measured by drilling rig utilization days, decreased by 70% in the U.S., 58% in Canada and 32% internationally.
•	Adjusted EBITDA (see “NON-GAAP MEASURES”) of $48 million for the quarter decreased $50 million from the previous year. As a percentage of revenue, Adjusted EBITDA was 29% compared with 26% in the comparative quarter. The improved percentage was primarily due to U.S. idle but contracted rig payments and CEWS program assistance partially offset by higher restructuring costs and share-based compensation charges. See discussion on share-based incentive compensation under “Other Items” later in this report for additional details.
•	Operating loss (see “NON-GAAP MEASURES”) this quarter was $27 million compared with operating earnings of $19 million in the third quarter of 2019. Our operating earnings in the prior year quarter were positively impacted by higher activity levels.
•	General and administrative expenses this quarter were $12 million, $9 million lower than in 2019. Our lower general and administrative costs in 2020 were primarily due to lower fixed costs as we continued to align our cost structure to reflect reduced global activity, and the impact of CEWS program assistance.
•	Restructuring charges were $2 million as compared to nil in 2019.
•	Net finance charges were $28 million, a decrease of $1 million compared with the third quarter of 2019, primarily due to reduced interest expense related to retired debt, offset by the accelerated amortization of debt issue costs from the retirement of our 6.50% unsecured senior notes due 2021.
•	In the third quarter of 2020, revenue per utilization day in the U.S. increased to US$28,334 from US$23,092 in 2019, primarily resulting from higher revenues from idle but contracted rigs and turnkey drilling. We had third quarter revenue from idle but contracted rigs and turnkey projects of US$10 million and US$2 million, respectively, as compared with nil in 2019. Operating costs on a per day basis increased to US$16,037 in the third quarter of 2020 compared with US$14,487 in 2019. The increase was mainly due to higher turnkey activity and fixed operating overheads being spread over fewer utilization days. On a sequential basis, revenue per utilization day, excluding revenue from contract cancellations, idle but contracted rigs and turnkey activity decreased by US$488 as compared to the second quarter of 2020. Operating costs per day increased by US$1,865 due to higher repairs and maintenance, turnkey activity and fixed operating overheads being spread over fewer utilization days.
•	In Canada, average revenue per utilization day for contract drilling rigs was $21,430 compared with $19,311 in the third quarter of 2019 primarily due to our rig mix and higher operating expense recoveries. During the quarter, we did not recognize any contract shortfall revenue, consistent with 2019. Average operating costs per utilization day for drilling rigs in Canada decreased to $12,924 compared with the prior year quarter of $14,639. The decrease was mainly due to lower repairs and maintenance and the impact of CEWS program assistance. During the third quarter of 2020, we recognized CEWS program assistance of $4 million which lowered our operating costs per utilization day by $2,297.
•	We realized revenue from international contract drilling of US$31 million in the third quarter of 2020, as compared with US$42 million in the prior year quarter. Average revenue per utilization day in our international contract drilling business increased 7% to US$54,887 from the comparable prior year quarter, primarily due to our rig mix.
•	Cash and funds provided by operations (see “NON-GAAP MEASURES”) in the third quarter of 2020 were $42 million and $27 million, respectively, compared to $67 million and $80 million in the prior year comparative period.
•	Capital expenditures were $3 million in the third quarter, a decrease of $21 million over the same period in 2019.

Summary for the nine months ended September 30, 2020:

•	Revenue for the first nine months of 2020 was $734 million, a decrease of 37% from the comparative 2019 period.
•	Operating loss (see “NON-GAAP MEASURES”) was $23 million compared with operating earnings of $87 million in 2019. Our operating earnings in the prior year period were positively impacted by higher activity levels.
•	General and administrative costs were $50 million, a decrease of $28 million from 2019. The decrease was due to lower overhead costs as a result of our restructuring activities, lower share-based compensation and the impact of CEWS program assistance of $4 million.
•	Net finance charges were $83 million, a decrease of $7 million from 2019 primarily due to a reduction in interest expense related to retired debt partially offset by the weakening of the Canadian dollar on our U.S. dollar denominated interest expense.
5

•	Cash provided by operations was $221 million in 2020 as compared with $213 million in 2019. Funds provided by operations (see “NON-GAAP MEASURES”) were $135 million, a decrease of $81 million from the prior year comparative period of $217 million.
•	Capital expenditures were $39 million, a decrease of $100 million compared with 2019. Capital spending in 2020 included $14 million for upgrade and expansion capital and $25 million for the maintenance of existing assets, infrastructure spending and intangibles.

STRATEGY

Precision’s strategic priorities for 2020 are as follows:

1.	Generate strong free cash flow and reduce debt by $100 million to $150 million in 2020 – In the third quarter of 2020, Precision generated $42 million of cash provided by operations (see “NON-GAAP MEASURES”) and $6 million of cash proceeds from the divestiture of non-core assets. We lowered debt levels by $64 million, recognizing $28 million of captured discounts on debt repurchases, leaving reported year to date debt reduction at $106 million. Subsequent to September 30, 2020, Precision repurchased an additional $19 million of unsecured senior notes in October, bringing our year to date debt reduction to approximately $125 million and reaching the mid-point of our 2020 targeted debt reduction range. Precision reported a cash balance of $178 million at September 30, 2020, compared to $175 million at June 30, 2020. We will place a high priority on maintaining a strong liquidity position until visibility improves.
2.	Demonstrate operational excellence in all aspects of our business – In Canada, we continued at record level market share and reported operating margins (revenue less operating costs) of $8,506 per utilization day. In the U.S., we lowered field costs and leveraged our contract book to generate reported operating margins of US$12,297 per utilization day. Internationally, we maintained stable activity, averaging six active drilling rigs, and recorded average day rates of US$54,887.
3.	Leverage our Alpha Technology platform as a competitive differentiator and source of financial returns – As at September 30, 2020, we have 39 pad-walking, AC Super Triple Alpha-Rigs equipped with our AlphaAutomation platform which have drilled over 500 wells in 2020. Since 2017, we have drilled approximately 1,700 wells with AlphaAutomation and currently have 18 AlphaApps available, of which six are commercial. In 2020, we have drilled approximately 150 wells with AlphaApps, generating over 1,650 AlphaApp days, further allowing us to differentiate our High Performance, High Value offering.

OUTLOOK

The energy industry continues to have a challenging outlook as the COVID-19 pandemic has resulted in significant global oil supply imbalances and near-term crude oil price volatility. Our customers have responded by materially reducing capital spending leading to a rapid reduction in global oilfield service activity levels. In this reduced-activity environment, our customers remain focused on operational efficiencies. We anticipate this will accelerate the industry’s transition towards service providers with the highest performing assets and competitive digital technology offerings. Pursuit of predictable and repeatable results will further drive field application of drilling automation processes to create additional cost efficiencies and performance value for customers.

Precision continues to closely monitor announcements of available government financial support and economic stimulus programs. We are encouraged by the Government of Canada’s $1.7 billion well site abandonment and rehabilitation program, which will support industry activity levels and provide thousands of jobs throughout western Canada. The program is expected to run through the end of 2022 with government funds provided in stages. As the use of service rigs is an integral part of the well abandonment process, we believe our well servicing business is positioned to capture these opportunities as a result of our scale, operational performance and strong safety record. During the third quarter, we saw a rise in the number of approved abandonment applications and the distribution of program funding to oilfield service providers. Accordingly, we expect our abandonment service activity to increase in the fourth quarter of 2020 and support additional demand through the end of the well site abandonment and rehabilitation program in 2022.

On April 1, 2020, the Government of Canada announced the CEWS program, which would subsidize a portion of employee wages for Canadian employers whose businesses have been adversely affected by COVID-19. The program is intended to help employers re-hire previously laid off workers, prevent further job losses and better position Canadian businesses to resume normal operations. Under this program in the third quarter of 2020, we recognized $8 million of CEWS program assistance that was presented as a reduction to operating and general and administrative expense of $6 million and $2 million, respectively. The CEWS program has benefitted Precision and our employees as it has allowed us to retain a higher employment level for Canadian positions within our organization. As a result, we are highly supportive of this effective government program and are encouraged by the recent commitment of the Government of Canada to extend the program to June of 2021.

6

Commodity Prices

In the third quarter of 2020, average West Texas Intermediate and Western Canadian Select oil prices were lower by 27% and 28%, respectively, from the comparative quarter. The average Henry Hub natural gas price was 10% lower than the comparative period while AECO increased by 133%.

	For the three months ended September 30,		Year ended December 31,
	2020	2019	2019
Average oil and natural gas prices
Oil
West Texas Intermediate (per barrel) (US$)	40.90	56.40	57.07
Western Canadian Select (per barrel) (US$)	31.81	44.21	44.28
Natural gas
United States
Henry Hub (per MMBtu) (US$)	2.13	2.37	2.56
Canada
AECO (per MMBtu) (CDN$)	2.26	0.97	1.77

Contracts

Year to date in 2020 we have entered into 18 term contracts. The following chart outlines the average number of drilling rigs under contract by quarter as of October 21, 2020. For those quarters ending after September 30, 2020, this chart represents the minimum number of long-term contracts from which we will earn revenue. We expect the actual number of contracted rigs to vary in future periods as we sign additional contracts and certain customers elect to pay contract cancellation fees.

	Average for the quarter ended 2019				Average for the quarter ended 2020
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Average rigs under term contract as of October 21, 2020:
U.S.	56	52	49	41	41	32	26	24
Canada	8	5	5	5	5	4	3	4
International	8	8	9	9	8	8	6	6
Total	72	65	63	55	54	44	35	34

The following chart outlines the average number of drilling rigs that we had under contract for 2019 and the average number of rigs we have under contract as of October 21, 2020.

	Average for the year ended
	2019	2020	2021
Average rigs under term contract as of October 21, 2020:
U.S.	49	31	7
Canada	6	4	5
International	9	7	6
Total	64	42	18

In Canada, term contracted rigs normally generate 250 utilization days per year because of the seasonal nature of well site access. In most regions in the U.S. and internationally, term contracts normally generate 365 utilization days per year.

Drilling Activity

The following chart outlines the average number of drilling rigs that we had working or moving by quarter for the periods noted.

	Average for the quarter ended 2019				Average for the quarter ended 2020
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30
Average Precision active rig count:
U.S.	79	77	72	63	55	30	21
Canada	48	27	42	43	63	9	18
International	8	8	9	9	8	8	6
Total	135	112	123	115	126	47	45

7

According to industry sources, as of October 21, 2020, the U.S. active land drilling rig count is down 74% from the same point last year and the Canadian active land drilling rig count is down 44%. To date in 2020, approximately 80% of the U.S. industry’s active rigs and 54% of the Canadian industry’s active rigs were drilling for oil targets, compared with 82% for the U.S. and 62% for Canada at the same time last year.

Capital Spending

Capital spending in 2020 is expected to be $48 million and includes $30 million for sustaining, infrastructure and intangibles and $18 million for upgrade and expansion. We expect that the $48 million will be split $45 million in the Contract Drilling Services segment, $2 million in the Completion and Production Services segment and less than $1 million to the Corporate segment. At September 30, 2020, Precision had capital commitments of $109 million with payments expected through to 2022.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: Contract Drilling Services, which includes our drilling rig, directional drilling, oilfield supply and manufacturing divisions; and Completion and Production Services, which includes our service rig, rental and camp and catering divisions.

	For the three months ended September 30,			For the nine months ended September 30,
(Stated in thousands of Canadian dollars)	2020	2019	% Change	2020	2019	% Change
Revenue:
Contract Drilling Services	150,773	346,443	(56.5)	682,060	1,060,182	(35.7)
Completion and Production Services	14,443	30,880	(53.2)	53,631	112,844	(52.5)
Inter-segment eliminations	(394)	(1,771)	(77.8)	(1,626)	(4,007)	(59.4)
	164,822	375,552	(56.1)	734,065	1,169,019	(37.2)
Adjusted EBITDA:(1)
Contract Drilling Services	51,594	105,167	(50.9)	236,940	316,917	(25.2)
Completion and Production Services	3,945	4,597	(14.2)	5,960	17,896	(66.7)
Corporate and Other	(7,768)	(11,869)	(34.6)	(34,760)	(47,914)	(27.5)
	47,771	97,895	(51.2)	208,140	286,899	(27.5)
(1)	See “NON-GAAP MEASURES”.

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	For the three months ended September 30,			For the nine months ended September 30,
(Stated in thousands of Canadian dollars, except where noted)	2020	2019	% Change	2020	2019	% Change
Revenue	150,773	346,443	(56.5)	682,060	1,060,182	(35.7)
Expenses:
Operating	93,669	233,370	(59.9)	417,496	711,307	(41.3)
General and administrative	5,151	7,906	(34.8)	20,004	28,912	(30.8)
Restructuring	359	-	n/m	7,620	3,046	150.2
Adjusted EBITDA(1)	51,594	105,167	(50.9)	236,940	316,917	(25.2)
Depreciation	70,675	74,532	(5.2)	220,461	227,686	(3.2)
Gain on asset disposals	(2,684)	(3,956)	(32.2)	(8,617)	(43,228)	(80.1)
Impairment reversal	-	-	n/m	-	(5,810)	(100.0)
Operating earnings (loss)(1)	(16,397)	34,591	(147.4)	25,096	138,269	(81.8)
Operating earnings (loss)(1) as a percentage of revenue	(10.9)%	10.0%		3.7%	13.0%
(1)	See “NON-GAAP MEASURES”.
n/m	Not meaningful

8

United States onshore drilling statistics:(1)	2020		2019
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	55	764	79	1,023
June 30	30	378	77	967
September 30	21	241	72	896
Year to date average	35	461	76	962
(1)	United States lower 48 operations only.
(2)	Baker Hughes rig counts.

Canadian onshore drilling statistics:(1)	2020		2019
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	63	196	48	183
June 30	9	25	27	82
September 30	18	47	42	132
Year to date average	30	89	39	132
(1)	Canadian operations only.
(2)	Baker Hughes rig counts.

Revenue from Contract Drilling Services was $151 million this quarter, or 57% lower than the third quarter of 2019, while Adjusted EBITDA (see “NON-GAAP MEASURES”) decreased by 51% to $52 million. The decrease in revenue was due to lower activity across all geographic operating locations.

In the U.S., we had third quarter revenue from idle but contracted rigs and turnkey projects of US$10 million and US$2 million, respectively, as compared with nil in 2019. During the quarter, we did not recognize any contract shortfall revenue in Canada, consistent with 2019.

In the third quarter of 2020, industry drilling activity remained low due to the COVID-19 economic slowdown. Accordingly, our U.S. drilling rig utilization days (drilling days plus move days) were 1,957, 70% lower than 2019 while our Canadian utilization days were 1,613, 58% lower than 2019. Drilling rig utilization days in our international business were 559 in the third quarter of 2020, 32% lower than 2019 due to the expiration of drilling contracts.

Drilling rig revenue per utilization day for the quarter in the U.S. was up 23% compared with the prior year as we realized higher revenues from idle but contracted rig revenue and turnkey projects. Compared with the same quarter in 2019, drilling rig revenue per utilization day in Canada increased 11% primarily due to our rig mix and higher operating expense recoveries. International revenue per utilization day increased 7% from the prior year comparative period, primarily due to our rig mix.

In the U.S., 78% of utilization days were generated from rigs under term contract as compared with 66% in the third quarter of 2019. In Canada, 15% of our utilization days in the quarter were generated from rigs under term contract, compared with 8% in the third quarter of 2019.

Operating costs were 62% of revenue for the quarter, as compared to 67% in the prior year period. In the U.S., operating costs for the quarter on a per day basis were higher than the prior year period primarily due to higher turnkey activity and fixed operating overheads being spread over fewer utilization days. On a per utilization day basis, operating costs in Canada were lower than the 2019 quarter due to lower repairs and maintenance and the impact of CEWS program assistance. During the quarter, we recognized CEWS program assistance of $4.3 million of which $4 million and $0.3 million were respectively presented as reductions to our operating and general and administrative costs.

Depreciation expense in the quarter was 5% lower than the third quarter of 2019 primarily because of a lower capital asset base as assets become fully depreciated, decommissioned or disposed of.

In the third quarter of 2020, through the completion of normal course business operations, we sold used assets recognizing a gain on disposal of $3 million, compared with $4 million in 2019.

9

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	For the three months ended September 30,			For the nine months ended September 30,
(Stated in thousands of Canadian dollars, except where noted)	2020	2019	% Change	2020	2019
Revenue	14,443	30,880	(53.2)	53,631	112,844	(52.5)
Expenses:
Operating	9,872	24,994	(60.5)	42,056	89,950	(53.2)
General and administrative	626	1,289	(51.4)	3,020	4,541	(33.5)
Restructuring	-	-	n/m	2,595	457	467.8
Adjusted EBITDA(1)	3,945	4,597	(14.2)	5,960	17,896	(66.7)
Depreciation	4,014	4,282	(6.3)	12,416	13,572	(8.5)
Loss (gain) on asset disposals	(236)	36	(755.6)	(1,237)	(3,566)	(65.3)
Operating earnings (loss)(1)	167	279	(40.1)	(5,219)	7,890	(166.1)
Operating earnings (loss)(1) as a percentage of revenue	1.2%	0.9%		(9.7)%	7.0%
Well servicing statistics:
Number of service rigs (end of period)	123	123	-	123	123	-
Service rig operating hours	15,599	34,851	(55.2)	54,666	107,289	(49.0)
Service rig operating hour utilization	14%	31%		16%	31%
(1)	See “NON-GAAP MEASURES”.
n/m	Not meaningful

Completion and Production Services revenue decreased 53% compared with the third quarter of 2019 due to lower activity in each of our service lines. Our service rig operating hours in the quarter were down 55% from the third quarter of 2019, consistent with lower industry activity. Approximately 77% of our third quarter Canadian service rig activity was oil related.

During the quarter, Completion and Production Services generated 19% of its revenue from U.S. operations compared with 15% in the comparative period.

In the third quarter of 2020, operating and general and administrative costs as a percentage of revenue were lower as compared with 2019. The lower percentage in 2020 was primarily due to the impact of our reduced cost structure and CEWS program assistance partially offset by fixed overhead costs spread over a lower revenue base.

During the quarter, we recognized CEWS program assistance of $2 million which were presented as reductions to our operating and general and administrative costs of $1.8 million and $0.2 million, respectively.

Adjusted EBITDA (see “NON-GAAP MEASURES”) was lower than the third quarter of 2019 due to lower segment activity.

Depreciation expense in the quarter was 6% lower than the comparative period, primarily because of a lower capital asset base as assets become fully depreciated and disposed of.

SEGMENT REVIEW OF CORPORATE AND OTHER

Our Corporate and Other segment provides support functions to our operating segments. The Corporate and Other segment had negative Adjusted EBITDA (see “NON-GAAP MEASURES”) of $8 million, as compared with $12 million in the third quarter of 2019. The improved margin was primarily due to our improved cost structure and CEWS program assistance partially offset by higher share-based compensation expense and increased restructuring charges. During the third quarter of 2020, we incurred $2 million of restructuring charges and recognized $1 million of CEWS program assistance.

OTHER ITEMS

Share-based Incentive Compensation Plans

We have several cash and equity-settled share-based incentive plans for non-management directors, officers and other eligible employees. Our accounting policies for each share-based incentive plan can be found in our 2019 Annual Report.

10

A summary of amounts expensed under these plans during the reporting periods are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
(Stated in thousands of Canadian dollars)	2020	2019	2020	2019
Cash settled share-based incentive plans	971	(1,655)	(50)	4,664
Equity settled share-based incentive plans:
Executive PSU	2,434	3,103	8,128	8,499
Stock option plan	160	514	714	1,751
Total share-based incentive compensation plan expense	3,565	1,962	8,792	14,914

Allocated:
Operating	740	87	1,754	3,314
General and Administrative	2,825	1,875	7,038	11,600
	3,565	1,962	8,792	14,914

Cash settled shared-based compensation expense increased by $3 million in the current quarter primarily due to our increased share price. Our total equity settled share-based compensation expense for the third quarter of 2020 was $3 million, compared to $4 million in 2019. The lower expense in 2020 was primarily due to vesting of Executive PSUs and stock options granted in prior years.

Finance Charges

Net finance charges were $28 million, a decrease of $1 million compared with the third quarter of 2019, primarily due to reduced interest expense related to retired debt, offset by accelerated amortization of debt issue costs from the retirement of our 6.50% unsecured senior notes due 2021.

Interest charges on our U.S. denominated long-term debt in the third quarter of 2020 were US$18 million ($24 million) as compared with US$20 million ($27 million) in 2019.

Income Tax

Income tax expense for the quarter was $1 million compared with a recovery of $5 million in the same quarter in 2019. The higher income tax expense in the third quarter of 2020 was the result of not recognizing the benefit of Canadian deferred tax assets.

Normal Course Issuer Bid

During the third quarter of 2020, the Toronto Stock Exchange approved our application to renew our Normal Course Issuer Bid. Under the terms of the NCIB, we may purchase and cancel up to a maximum of 23,997,668 common shares, representing 10% of the public float of common shares as of August 14, 2020. The NCIB will terminate no later than August 26, 2021.

11

LIQUIDITY AND CAPITAL RESOURCES

The oilfield services business is inherently cyclical in nature. To manage this, we focus on maintaining a strong balance sheet so we have the financial flexibility we need to continue to manage our growth and cash flow, regardless of where we are in the business cycle. We maintain a variable operating cost structure so we can be responsive to changes in demand.

Our maintenance capital expenditures are tightly governed by and highly responsive to activity levels with additional cost savings leverage provided through our internal manufacturing and supply divisions. Term contracts on expansion capital for new-build and upgrade rig programs provide more certainty of future revenues and return on our capital investments.

Liquidity

Amount	Availability	Used for	Maturity
Senior credit facility (secured)
US$500 million (extendible, revolving term credit facility with US$300 million accordion feature)	US$97 million drawn and US$32 million in outstanding letters of credit	General corporate purposes	November 21, 2023
Operating facilities (secured)
$40 million	Undrawn, except $8 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short term working capital requirements
Demand letter of credit facility (secured)
US$30 million	Undrawn, except US$2 million in outstanding letters of credit	Letters of credit
Unsecured senior notes (unsecured)
US$306 million – 7.75%	Fully drawn	Debt redemption and repurchases	December 15, 2023
US$271 million – 5.25%	Fully drawn	Capital expenditures and general corporate purposes	November 15, 2024
US$358 million – 7.125%	Fully drawn	Debt redemption and repurchases	January 15, 2026

As at September 30, 2020, we had US$1,032 million ($1,374 million) outstanding under our Senior Credit Facility and unsecured senior notes as compared with US$1,113 million ($1,445 million) at December 31, 2019. During the first nine months of 2020, we redeemed US$88 million principal amount and repurchased and cancelled US$3 million of our 6.50% unsecured senior notes due 2021, repurchased and cancelled US$37 million of our 5.25% unsecured senior notes due 2024, US$12 million of our 7.125% unsecured senior notes due 2026 and US$39 million of our 7.75% unsecured senior notes due 2023 and drew US$97 million under our Senior Credit Facility. We recognized a gain of $30 million on the repurchase of unsecured senior notes.

The current blended cash interest cost of our debt is approximately 6.5%.

Subsequent to September 30, 2020, we repurchased and cancelled US$14 million of our 7.75% unsecured senior notes due 2023, recognizing a gain on repurchase of $5 million.

Covenants

Following is a listing of our applicable Senior Credit Facility financial covenants and the calculations as at September 30, 2020:

	Covenant	At September 30, 2020
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	< 2.5	0.07
Consolidated covenant EBITDA to consolidated interest expense(1)	> 2.0	2.97
(1)	For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

At September 30, 2020, we were in compliance with the covenants of our Senior Credit Facility.

Senior Credit Facility

The Senior Credit Facility requires we comply with certain covenants including a leverage ratio of consolidated senior debt to consolidated Covenant EBITDA (see “NON-GAAP MEASURES”) of less than 2.5:1. For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

On April 9, 2020 we agreed with the lenders of our Senior Credit Facility to reduce the consolidated Covenant EBITDA to consolidated interest expense coverage ratio for the most recent four consecutive quarters of greater than or equal to 2.5:1 to 2.0:1 for the period ending September 30, 2020, 1.75:1 for the period ending December 31, 2020, 1.25:1 for the periods ending March 31, June 30 and September 30, 2021, 1.75:1, for the period ending December 31, 2021, 2.0:1 for the period ending March 31, 2022 and 2.5:1 for periods ending thereafter.

12

During the covenant relief period, Precision’s distributions in the form of dividends, distributions and share repurchases are restricted to a maximum of US$15 million in 2020 and US$25 million in each of 2021 and 2022, subject to a pro forma senior net leverage ratio (as defined in the credit agreement) of less than or equal to 1.75:1.

In addition, during 2021, the North American and acceptable secured foreign assets must directly account for at least 65% of consolidated Covenant EBITDA calculated quarterly on a rolling twelve-month basis, increasing to 70% thereafter. Precision also has the option to voluntarily terminate the covenant relief period prior to its March 31, 2022 end date.

The Senior Credit Facility limits the redemption and repurchase of junior debt subject to a pro forma senior net leverage covenant test of less than or equal to 1.75:1.

In addition, the Senior Credit Facility contains certain covenants that place restrictions on our ability to incur or assume additional indebtedness; dispose of assets; change our primary business; incur liens on assets; engage in transactions with affiliates; enter into mergers, consolidations or amalgamations; and enter into speculative swap agreements.

Unsecured Senior Notes

The unsecured senior notes require that we comply with an incurrence based consolidated interest coverage ratio test of consolidated cash flow, as defined in the senior note agreements, to consolidated interest expense of greater than 2.0:1 for the most recent four consecutive fiscal quarters. In the event our consolidated interest coverage ratio is less than 2.0:1 for the most recent four consecutive fiscal quarters, the senior notes restrict our ability to incur additional indebtedness.

The unsecured senior notes contain a restricted payment covenant that limits our ability to make payments in the nature of dividends, distributions and for share repurchases from shareholders. This restricted payment basket grows from a starting point of October 1, 2010 for the 2024 senior notes, from October 1, 2016 for the 2023 senior notes and October 1, 2017 for the 2026 senior notes by, among other things, 50% of consolidated cumulative net earnings and decreases by 100% of consolidated cumulative net losses, as defined in the senior note agreements, and payments made to shareholders. The governing net restricted payments basket is currently negative, limiting our ability to declare and make dividend payments until such time as the restricted payments baskets become positive.

In addition, the unsecured senior notes contain certain covenants that limit our ability, and the ability of certain subsidiaries, to incur additional indebtedness and issue preferred shares; create liens; create or permit to exist restrictions on our ability or certain subsidiaries to make certain payments and distributions; engage in amalgamations, mergers or consolidations; make certain dispositions and engage in transactions with affiliates.

For further information, please see the unsecured senior note indentures which are available on SEDAR and EDGAR.

Impact of foreign exchange rates

The devaluation of the Canadian dollar in 2020 resulted in higher translated U.S. denominated revenue and costs. On average, for the three and nine months ended September 30, 2020, the Canadian dollar weakened by 1% and 2%, respectively, from the comparable 2019 periods. The following table summarizes the average and closing Canada-U.S. foreign exchanges rates.

	For the three months ended September 30,		For the nine months ended September 30,		At December 31,
	2020	2019	2020	2019	2019
Canada-U.S. foreign exchange rates
Average	1.33	1.32	1.35	1.33	—
Closing	1.33	1.32	1.33	1.32	1.30

Hedge of investments in foreign operations

We utilize foreign currency long-term debt to hedge our exposure to changes in the carrying values of our net investment in certain foreign operations as a result of changes in foreign exchange rates.

We have designated our U.S. dollar denominated long-term debt as a net investment hedge in our U.S. operations and other foreign operations that have a U.S. dollar functional currency. To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis. We recognize the effective amount of this hedge (net of tax) in other comprehensive income. We recognize ineffective amounts (if any) in net earnings (loss).

13

QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of Canadian dollars, except per share amounts)		2020
Quarters ended	December 31	March 31	June 30	September 30
Revenue	372,301	379,484	189,759	164,822
Adjusted EBITDA(1)	105,006	101,904	58,465	47,771
Net loss	(1,061)	(5,277)	(48,867)	(28,476)
Net loss per basic share	(0.00)	(0.02)	(0.18)	(0.10)
Net loss per diluted share	(0.00)	(0.02)	(0.18)	(0.10)
Funds provided by operations(1)	75,779	81,317	26,639	27,489
Cash provided by operations	74,981	74,953	104,478	41,950

(Stated in thousands of Canadian dollars, except per share amounts)	2018	2019
Quarters ended	December 31	March 31	June 30	September 30
Revenue	427,010	434,043	359,424	375,552
Adjusted EBITDA(1)	134,492	107,967	81,037	97,895
Net earnings (loss)	(198,328)	25,014	(13,801)	(3,534)
Net earnings (loss) per basic share	(0.68)	0.09	(0.05)	(0.01)
Net earnings (loss) per diluted share	(0.68)	0.08	(0.05)	(0.01)
Funds provided by operations(1)	92,595	95,993	40,950	79,930
Cash provided by operations	93,489	40,587	106,035	66,556
(1)	See “NON-GAAP MEASURES”.

CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

Because of the nature of our business, we are required to make judgments and estimates in preparing our Condensed Interim Consolidated Financial Statements that could materially affect the amounts recognized. Our judgments and estimates are based on our past experiences and assumptions we believe are reasonable in the circumstances. The critical judgments and estimates used in preparing the Condensed Interim Consolidated Financial Statements are described in our 2019 Annual Report.

The COVID-19 global pandemic and commodity price volatility has created a challenging economic climate that may have significant adverse impacts on Precision. As the situation remains dynamic and the ultimate duration and magnitude of the impact on the economy and the financial effect on Precision is not known at this time. Our estimates and judgements made in the preparation of our Condensed Interim Consolidated Financial Statements are increasingly difficult and subject to a higher degree of measurement uncertainty during this volatile period. For additional discussion on the potential risks and impacts of the global economic downturn, see section “IMPACT OF COVID-19” earlier in this report.

EVALUATION OF CONTROLS AND PROCEDURES

Based on their evaluation as at September 30, 2020, Precision’s Chief Executive Officer and Chief Financial Officer concluded that the Corporation’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”)), are effective to ensure that information required to be disclosed by the Corporation in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at September 30, 2020, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three months ended September 30, 2020 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting. Management will continue to periodically evaluate the Corporation’s disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

14

NON-GAAP MEASURES

In this report we reference non-GAAP (Generally Accepted Accounting Principles) measures. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures used by other companies.

Adjusted EBITDA

We believe that Adjusted EBITDA (earnings before income taxes, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, impairment reversal, gain on assets disposals and depreciation and amortization), as reported in the Condensed Interim Consolidated Statement of Net Earnings (Loss), is a useful measure, because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

Covenant EBITDA

Covenant EBITDA, as defined in our Senior Credit Facility agreement, is used in determining the Corporation’s compliance with its covenants. Covenant EBITDA differs from Adjusted EBITDA by the exclusion of bad debt expense, restructuring costs, certain foreign exchange amounts and the deduction of cash lease payments incurred after December 31, 2018.

Operating Earnings (Loss)

We believe that operating earnings (loss) is a useful measure because it provides an indication of the results of our principal business activities before consideration of how those activities are financed and the impact of foreign exchange and taxation. Operating earnings (loss) is calculated as follows:

	For the three months ended September 30,		For the nine months ended September 30,
(Stated in thousands of Canadian dollars)	2020	2019	2020	2019
Revenue	164,822	375,552	734,065	1,169,019
Expenses:
Operating	103,147	256,593	457,926	797,250
General and administrative	11,954	21,064	49,938	78,432
Restructuring	1,950	—	18,061	6,438
Depreciation and amortization	77,588	82,604	241,626	252,684
Gain on asset disposals	(3,032)	(3,944)	(10,111)	(46,853)
Impairment reversal	—	—	—	(5,810)
Operating earnings (loss)	(26,785)	19,235	(23,375)	86,878
Foreign exchange	1,161	1,470	2,924	(4,416)
Finance charges	27,613	28,490	83,276	90,178
Gain on repurchase of unsecured notes	(27,971)	(2,239)	(29,942)	(3,637)
Earnings (loss) before income taxes	(27,588)	(8,486)	(79,633)	4,753

Funds Provided By (Used In) Operations

We believe that funds provided by (used in) operations, as reported in the Condensed Interim Consolidated Statements of Cash Flows, is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital, which is primarily made up of highly liquid balances.

Working Capital

We define working capital as current assets less current liabilities as reported on the Condensed Interim Consolidated Statement of Financial Position.

15

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward looking information and statements include, but are not limited to, the following:

•	our strategic priorities for 2020;
•	our capital expenditure plans for 2020;
•	anticipated activity levels in 2020 and our scheduled infrastructure projects;
•	anticipated demand for Tier 1 rigs;
•	the average number of term contracts in place for 2020 and 2021;
•	anticipated cash outflow savings and liquidity;
•	potential commercial opportunities and rig contract renewals; and
•	our future debt reduction plans.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

•	the fluctuation in oil prices may pressure customers into reducing or limiting their drilling budgets;
•	the success of our response to the COVID-19 global pandemic;
•	the status of current negotiations with our customers and vendors;
•	customer focus on safety performance;
•	existing term contracts are neither renewed nor terminated prematurely;
•	our ability to deliver rigs to customers on a timely basis; and
•	the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

•	volatility in the price and demand for oil and natural gas;
•	fluctuations in the level of oil and natural gas exploration and development activities;
•	fluctuations in the demand for contract drilling, directional drilling, well servicing and ancillary oilfield services;
•	our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
•	the success of our response to the COVID-19 global pandemic;
•	changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage;
•	shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
•	liquidity of the capital markets to fund customer drilling programs;
•	availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
•	the impact of weather and seasonal conditions on operations and facilities;
•	competitive operating risks inherent in contract drilling, directional drilling, well servicing and ancillary oilfield services;
•	ability to improve our rig technology to improve drilling efficiency;
•	general economic, market or business conditions;
•	the availability of qualified personnel and management;
•	a decline in our safety performance which could result in lower demand for our services;
•	changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas;
•	terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
•	fluctuations in foreign exchange, interest rates and tax rates; and
•	other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2019, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this report are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

16